
Mail Stop 6010

January 9, 2008

VIA U.S. MAIL and FACSIMILE

Akio Ariura
ADML, Inc.
Chief Financial Officer
2492 Walnut Avenue, Suite 100
Tustin, California 92780

> **RE:** **AMDL, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 001-16695**

Dear Mr. Ariura:

We have reviewed your response dated December 21, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Ariura
AMDL, Inc.
January 9, 2008
Page 2

Form 10-KSB for the year ended December 31, 2006

General

1.   As requested in our letter dated November 7, 2007, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 2. Acquisition of Jade Pharmaceutical, Inc., page F-16

2.   We reference your response to prior comment 4 in our letter dated November 7, 2007 that the shares issued in the Jade acquisition was based upon the value stated in the fairness opinion dated as of the closing by an independent valuation firm. Please tell us how this complies with paragraph 22 of SFAS 141 which states that the quoted market price of an equity security issued to effect a business combination should be used to estimate the fair value of an acquired entity. We see that the closing price of your stock was $2.90 on the date of the acquisition and averaged $2.81 for two days before and after the date of the acquisition.

3.   Refer to prior comment 5 in our letter dated November 7, 2007. Under paragraph 39 of SFAS 141, an intangible asset should be recognized apart from goodwill if it arises from contractual or other rights, regardless of whether the rights are transferable or separable from the acquired entity or from other rights and obligations. Considering this, it is unclear why the licenses held by JJB and YYB should not be given some value in purchase accounting.   Please advise.

Item 8A. Controls and Procedures, page 31

4.   Please confirm to us that your disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, were effective as of December 31, 2006.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief